[On Heritage Oaks Bancorp Letterhead]

VIA ELECTRONIC SUBMISSION

January 15, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heritage Oaks Bancorp
Registration Statement on Form S-1
SEC File No. 333-162938 (the “Registration Statement”)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Heritage Oaks Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-162938), initially filed on November 6, 2009 and amended on December 22, 2009 together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time.  In addition, the company may undertake a subsequent private offering in reliance on §230.155(c).  No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Kenneth E. Moore of Stuart | Moore Law at (805) 545-8590.

Thank you for your assistance in this matter.

Sincerely,

Heritage Oaks Bancorp

/s/ Lawrence P. Ward
Lawrence P. Ward
President and Chief Executive Officer